Contact

www.linkedin.com/in/psanjayreddy
(LinkedIn)
unlockvp.com/contact-us/
(Company)

Top Skills

Digital Media
Start-ups
Mergers

Languages

English (Native or Bilingual)
Hindi (Native or Bilingual)
Telegu (Limited Working)

Patents

Temporal Indices of the Web that
Associates Index Elements with
Metadata

Interactive Calendar of Scheduled
Web-Based Events and Temporal
Indices of the Web that Associates
Index Elements with Metadata

Interactive Calendar of Scheduled
Web-Based Events

Systems and Methods for
Generating Audible Reminders on
Mobile User Equipment

Sanjay Reddy

Co-founder and Partner @ Unlock Venture Partners
Los Angeles Metropolitan Area

Summary

With over 25 years of expertise at the intersection of media,
technology, and finance, I am a co-founder and partner at Unlock
Venture Partners, an early stage venture capital firm focused on
investing in technology companies primarily based in Los Angeles
and Seattle. At Unlock, we look for entrepreneurs that have deep
conviction and unique insight on how to leverage data and AI to build
world-class companies.

As a former operator, investor, advisor, and banker, I have a
track record of success in multiple verticals, including Wall Street,
Hollywood, and Silicon Valley. I have completed the sale of the last
three companies where I was an operator, and have invested in and
advised multiple high-growth startups, such as Outer, Vitrina AI,
Fight Camp, JW Player, UNest and Possible. I am also passionate
about supporting entrepreneurial education and research, and
serve as a member of the board of advisors at the Price Center for
Entrepreneurship & Innovation at the UCLA Anderson School of
Management and the Entrepreneurship at Cornell Advisory Council.

———

Experience

Unlock Venture Partners
Co-founder and General Partner
September 2017 - Present (6 years 8 months)
Greater Los Angeles Area

Co-founder and partner at Unlock Venture Partners , which is a venture
capital firm focused on early-stage technology investments in Los Angeles
and Seattle. At Unlock, we invest in entrepreneurs that have deep conviction
and unique insight on how best to utilize data and AI to build world class
companies.

Investments include Possible Finance, Make.TV (acquired by LTN Global),
Foundation AI (acquired by Jones Capital), Chatititve (acquired by Mailchimp),

Outer, Downstream (acquired by Jungle Scout), Concreit, Fight Camp, Dolly (acquired by Updater), Mango Sciences, Fantasmo (acquired by Tier), Sensate, Mandala Space Ventures, Seasalt.AI, Continuum Space Systems, DRESSX, Irreverent Labs, Gen.G, Pixel Canvas, Aston Labs, Auriga Space, Audiotool and Vitrina AI. Interact with our portfolio in the metaverse at unlockvp.com/portfolio.

I am currently on the boards of Sensate, Mango Sciences, Pixel Canvas, Audiotool and Vitrina AI. Prior board member of Fantasmo (acquired by Tier.)

Past investments by the principals include Cheezburger Network, SoFi, JW Player, Sparq, Remitly (Tkr: RELY), Redfin (Tkr: RDFN), NetCracker Technologies, Rover (Tkr: ROVR), Jetlore, BuddyTV, Buuteeq, Klout and Minted.

We are currently investing out of Fund II. Startups who'd like to talk to Unlock - please submit info at https://unlockvp.com/contact-us/

UCLA Anderson School of Management
Member Of The Board Of Advisors at Price Center for Entrepreneurship & Innovation at UCLA Anderson
2015 - Present (9 years)
Greater Los Angeles Area

Member of the Board of Advisors for the Price Center for Entrepreneurship & Innovation, a recognized leader in entrepreneurial education and research at the UCLA Anderson School of Management.

Cornell University
Advisory Council, Entrepreneurship@Cornell
January 2022 - Present (2 years 4 months)

The Entrepreneurship At Cornell Advisory Council supports a diverse, university-wide program that finds and fosters the entrepreneurial spirit in participants from across all twelve participating Cornell schools and colleges.

Private Investor
Angel Investor and Advisor
January 2000 - August 2017 (17 years 8 months)

Early stage investor in startups including:
• NETCRACKER TECHNOLOGIES (acquired by NEC)

• KLOUT (acquired by Lithium Technologies; investors included KPCB, Microsoft and IVP; subsequently acquired by Vista Equity)
Uses social media analytics to rank its users according to online social influence via the "Klout Score"
• JW PLAYER (investors include Greycroft)
World's most popular open source video player
• BUDDYTV (acquired by Vizio; investors included Madrona Ventures)
Source of TV show recaps, episode videos, exclusive spoilers, news, celeb photos, etc.
• RESISTOR PRODUCTIONS
Producer of Web based F2P game 'Clan Wars' and the iPhone application 'iGirl,' which reached the #2 rank worldwide in its second month, and has since been downloaded over 6 million times

Former Advisor: Runt, Signal Zero, TVersity, Resistor Productions, V-Nova

FOTV Media Networks
EVP
2016 - 2017 (1 year)
Greater Los Angeles Area

FOTV Media Networks, Inc. is made up of FilmOn TV Networks, CinemaNow, OVGuide and Hologram FOTV Productions.

Following FOTV's acquisition of OVGuide, I was an EVP at FOTV in addition to retaining my responsibilities as President of OVGuide.

OVGuide, Inc.
CEO
2012 - 2017 (5 years)
Greater Los Angeles Area

OVGuide was the most comprehensive online video guidance solution for discovering, via search or browse tools, and then consuming free high quality online videos, including TV shows, full-length movies, and clips from hundreds of sources. OVGuide.com receives millions of monthly unique visitors to 45+ million topic pages across over 20 categories.

While I was CEO, and then President, OVGuide:
• Developed and released FASEngine, a data tagging solution based on Natural Language Processing and Machine Learning algorithms

- Built a robust API that powered OVGuide and third party solutions on Web, mobile and OTT platforms while transitioning to a pure Cloud infrastructure
- Deployed a proprietary online video platform (OVP) to enable content ingestion, transcoding and streaming across OVGuide and third party applications; power 26 Roku AVOD movie channels, of which 15 were O&O, showing 10,000+ titles
- Released multiple apps which received millions of downloads on iOS, Android and Roku
- Was acquired by FOTV in March 2016

Live Matrix
CEO and co-founder
2008 - 2011 (3 years)

CEO and co-founder of Live Matrix - it is the guide to live and upcoming scheduled events on the web. Any event that has at least a start time and can be attended online qualifies to be indexed by Live Matrix e.g. audio and video webcasts, online chats, online sales and auctions, product launches, events in gaming and virtual worlds, etc.

- Live Matrix was awarded the "Most Promising Media Concept" by NBC's Peacock Equity when the site debuted at the TechCrunch Disrupt Conference in New York City, in May 2010
- Live Matrix was acquired by OVGuide, Inc. in December 2011

Gemstar TV Guide Interactive Inc
SVP, Business Development and Strategic Planning
2004 - 2008 (4 years)
Greater Los Angeles Area

Led Strategy, M&A and Business Development for Gemstar-TV Guide (Ticker: GMST), a company at the convergence of media and technology, with businesses spanning interactive guidance technology, cable television, publishing, mobile, and online.

- Led execution of successful public sale process of company, culminating in the acquisition of Gemstar-TV Guide by Macrovision in a $2.8 billion transaction; company was renamed Rovi Corporation (Ticker: ROVI, and now TIVO, following Rovi's merger with TiVo.)
- Contributed significantly to major company turnaround
- Developed and refined company strategy with CEO

• Identified and completed key strategic Internet and technology acquisitions and investments; led sale of SkyMall
• Developed company's international expansion strategy

MPC International
Co-Founder & Principal
2002 - 2004 (2 years)
Greater Los Angeles Area and Hyderabad, India

Acquired Aikia, a division of a public company, to execute on outsourced animation and software development projects in India.

Covad Communications
VP, Corporate Development
2000 - 2001 (1 year)
Santa Clara, California

Covad Communications was a publicly traded independent DSL company (Ticker: COVD) based in Santa Clara, CA (it is now part of MegaPath).

In my capacity as a VP in the Corporate Development group, I:

• Conceived, structured, and negotiated transactions, including domestic and cross border (in Europe and Asia) acquisitions, minority investments, and strategic partnerships
• Worked directly with the Chairman on the company's financing alternatives with potential strategic investors; member of five-year financial planning committee
• Resolved several distressed channel partner situations involving reorganizations and asset purchases in bankruptcy; settled troubled accounts exceeding $20 million while preserving the network

Citi
VP, M&A Investment Banking
1997 - 2000 (3 years)
Greater New York City Area

As an investment banker at Salomon Smith Barney, which is now Citi (NYSE: C), I:

• Executed buy-side, sell-side, and defense advisory transactions in the consumer, health care, industrial, media, power, technology, telecommunications, and real estate industries

• Performed financial analysis, conducted due diligence, and drafted documents in conjunction with equity and debt financings

Select transactions include advising Proffitt's on its $3.4 billion acquisition of Saks, Inc., advising Le Groupe Videotron on an investment by the Carlyle Group in Videotron Telecom (the largest private equity investment in Canadian history at the time) and Young & Rubicam's $477 million IPO.

———

Education

Cornell University
Bachelor of Arts (B.A.), Economics

UCLA Anderson School of Management
MBA, Finance

St. Xavier's Collegiate School - Calcutta
ICSE

St. James' School (Kolkata)
ISC